UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-13926
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Diamond Offshore 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

REQUIRED INFORMATION
Item 4.
     The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2009 (attached)
Exhibits
23.1	Consent of Deloitte & Touche LLP

DIAMOND OFFSHORE 401(k) PLAN
Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009,
Supplemental Schedule as of December 31, 2009
and Report of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits for Years Ended December 31, 2009 and 2008	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	7
Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	8
Supplemental Schedule as of December 31, 2009:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	17
EX-23.1

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Diamond Offshore 401(k) Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Houston, Texas
June 29, 2010

DIAMOND OFFSHORE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2009	2008
ASSETS:
Investments at fair value:
Mutual funds	$186,251,409	$114,519,030
Common/collective trust	80,176,357	74,531,400
Diamond Offshore Drilling, Inc. common stock fund	19,431,768	9,696,245
Participant loans	12,428,083	11,240,445

Total investments	298,287,617	209,987,120

Receivables:
Participant contributions	411,728	216,370
Employer contributions	2,976,226	2,594,428

Total receivables	3,387,954	2,810,798

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	301,675,571	212,797,918

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,007,343	3,024,512

NET ASSETS AVAILABLE FOR BENEFITS	$302,682,914	$215,822,430

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year Ended
December 31,
2009
ADDITIONS:
Contributions:
Participant contributions	$20,911,207
Employer contributions	26,030,422
Rollover contributions	249,338

Total contributions	47,190,967

Investment income:
Net appreciation in fair value of investments	47,060,825
Dividends and interest	7,109,943

Net investment income	54,170,768

DEDUCTIONS:
Benefit payments to participants	(14,448,151)
Administrative expenses	(53,100)

Total deductions	(14,501,251)

INCREASE IN NET ASSETS	86,860,484

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	215,822,430

End of year	$302,682,914

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
     The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.
     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
     General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.
     Amendments– Effective June 23, 2009, the Plan was amended to provide past service credit for eligibility and vesting purposes for certain employees of Larsen Oil and Gas Pte. Ltd. and Larsen Oil & Gas USA. Individuals who were employed by Larsen Oil and Gas Pte. Ltd. and Larsen Oil & Gas USA on or before June 25, 2009 and become employed by the Participating Employers, will be recognized as service under the Plan for purposes of determining an employee’s eligibility and vested interest.
     Administration – The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.
     Participants – Employees of the Participating Employers become participants of the Plan three months from their original hire date.
     Contributions –
•	Employee contributions/deferrals — Each participant may make voluntary before-tax or Roth contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to a federally mandated limitation of $16,500 for the year ended December 31, 2009. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax maximums. The maximum for these catch-up contributions was $5,500 for the year ended December 31, 2009. Participants are also permitted to make a rollover contribution of qualifying amounts distributed to them directly from another qualified retirement plan.

•	Profit sharing contributions — A profit sharing contribution, determined annually by our Board of Directors, may be made at our discretion to all participants without regard to employee contributions to the plan. Our profit sharing contribution percentage was 5% of each eligible employee’s qualified yearly earnings for the years ended December 31, 2009 and 2008, as defined by the Plan.

•	Employer matching contributions — The Participating Employers also make matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. Contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement.
     Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity U.S. Treasury Money Market Fund, the Fidelity Managed Income Portfolio II, which is a common/collective trust fund and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the Stock Fund. Investment elections to the Stock Fund are limited to no more than 25% of a participants’ total election.
     Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Stock Fund. Any transfers that would cause the value of the Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the Stock Fund are not affected by the 25% limitation.
     Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all employer profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date.
     Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce the Participating Employers contributions to the Plan. As of December 31, 2009 and 2008, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were $7,353 and $78,686. During 2009, we used $237,705 from the forfeiture account to reduce profit sharing contributions.
     Loans – Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:
•	one-half of the vested value of the account or

•	$50,000.
The loans are secured by the balance in the participant’s account and bear interest of prime + 1.0%, with varying maturity dates, typically not exceeding five years.
     Distributions – Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent a participant’s accounts are invested in Diamond Offshore’s common stock, the participant may elect payment of whole shares of such stock with any balance paid in cash. Effective January 1, 2008, a participant’s vested interest in his or her accounts not in excess of $1,000 is paid in one lump-sum payment upon termination of employment.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

     Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value in the financial statements. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment in the Company stock fund is stated at estimated fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Fidelity Managed Income Portfolio II (the “Fund”) is a collective trust fund sponsored by Fidelity that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value as described below. Fair value of the Fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities.
     Individual participant accounts invested in the Company stock fund and the common collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the funds, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balances, which approximates fair value.
     In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned.
     Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
     Payment of Benefits – Benefit payments are recorded when paid.
     Expenses – The Plan Sponsor pays certain administrative expenses of the Plan, as provided in the plan document.
     Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Risks and Uncertainties – The Plan includes various investment securities, including common stock, mutual funds and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
     New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

     Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB), Accounting Standards Codification (ASC), became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when changes will be effective.
     Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.
     In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (ASU 2009-12), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. See Note 3.
     In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.
3. FAIR VALUE MEASUREMENTS
     ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level I, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
     We classify our Stock Fund as Level 2 because it is a unitized employer stock fund comprised of our underlying common stock and a short-term cash component. A unitized fund differs from a mutual fund since a mutual fund is a registered security and a unitized fund is not a registered security. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of our common stock on the New York Stock Exchange times the number of shares held in the fund. The net asset value per unit of our Stock Fund at December 31, 2009 and 2008 was $37.09 and $22.65, respectively.

     The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009 which applies to our Stock Fund and stable value fund. There are no restrictions on redemption and there is no unfunded commitment related to these assets.
In accordance with the update to ASC 820, the tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and 2008.

	December 31, 2009
	Fair Value Measurements Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical	Observable	Unobservable	Total Assets at
	Assets(Level 1)	Inputs(Level 2)	Inputs(Level 3)	Fair Value
Common stock fund (Energy):
Diamond Offshore Drilling, Inc.	$—	$19,431,768	$—	$19,431,768

Money Market funds:	1,602,143	—	—	1,602,143

Mutual funds:
Domestic stock funds	5,970,720	—	—	5,970,720
Balanced funds	46,646,191	—	—	46,646,191
International stock funds	20,300,749	—	—	20,300,749
Fixed Income funds	21,186,503	—	—	21,186,503
Growth funds	64,388,307	—	—	64,388,307
Growth and income funds	26,156,796	—	—	26,156,796

Stable value fund	—	80,176,357	—	80,176,357

Participant loans	—	—	12,428,083	12,428,083

Total	$186,251,409	$99,608,125	$12,428,083	$298,287,617

	December 31, 2008
	Fair Value Measurements Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical	Observable	Unobservable	Total Assets at
	Assets(Level 1)	Inputs(Level 2)	Inputs(Level 3)	Fair Value
Common stock fund (Energy):
Diamond Offshore Drilling, Inc.	$—	$9,696,245	$—	$9,696,245

Money Market funds:	812,897			812,897

Mutual funds:
Domestic stock funds	3,907,455	—	—	3,907,455
Balanced funds	28,212,371	—	—	28,212,371
International stock funds	12,393,262	—	—	12,393,262
Fixed Income funds	14,467,314	—	—	14,467,314
Growth funds	37,718,774	—	—	37,718,774
Growth and income funds	17,006,957	—	—	17,006,957

Stable value fund	—	74,531,400	—	74,531,400

Participant loans	—	—	11,240,445	11,240,445

Total	$114,519,030	$84,227,645	$11,240,445	$209,987,120

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Balance as of January 1, 2009	$11,240,445
Purchases, issuances and settlements (net)	1,187,638

Balance as of December 31, 2009	$12,428,083

4. INVESTMENTS
     The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2009 and 2008:

Description of Investment	2009		2008
Fidelity Managed Income Portfolio II*	$80,176,357		$74,531,400
Fidelity Growth Company Fund*	28,063,283		17,231,378
Dodge & Cox Stock Fund	26,156,796		17,006,957
PIMCO Total Return Fund — Institutional	21,186,503		14,467,314
Diamond Offshore Drilling, Inc. common stock*	19,431,768		9,696,245	**
American Funds-Euro-Pacific Growth Fund-Class R5	18,215,927		11,086,154
Participant loans*	12,428,083	**	11,240,445

*	Party-in-interest

**	Represents less than 5% at December 31, but presented for comparative purposes

     During the year ended December 31, 2009 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
Mutual funds:
Domestic stock funds	$1,117,001
Balanced funds	8,690,792
International stock funds	4,885,532
Fixed Income funds	1,110,608
Growth funds	18,217,584
Growth and income funds	5,905,101

Diamond Offshore Drilling, Inc. common stock	7,134,207

Net appreciation of investments	$47,060,825

5. STABLE VALUE FUND
     The stable value fund, Fidelity Managed Income Portfolio II, or the Fund, is a collective trust fund sponsored by Fidelity. The beneficial interest of each participant in the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
     Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
     Limitations on the Ability of the Fund to transact at Contract Value:
     Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
     Circumstances That Impact the Fund – The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

     The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above
     In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
     The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
6. PLAN TERMINATION
     Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.
7. FEDERAL INCOME TAXES
     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 15, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter, however the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. We applied for a new determination letter on January 25, 2010.
8. PARTY-IN-INTEREST TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
     At December 31, 2009 and 2008, the Plan held 187,848 and 157,947 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $13,957,820 and $10,978,361, respectively. During the year ended December 31, 2009, the Plan recorded dividend income of $1,402,807.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2009 and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2009, is as follows:

Net assets available for benefits per the financial statements	$302,682,914
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,007,343)

Total net assets per Form 5500	$301,675,571

Increase in net assets per the financial statements	$86,860,484
Adjustment from contract value to fair value for fully benefit-responsive stable value fund – December 31, 2009	(1,007,343)

Net income per Form 5500	$85,853,141

10. SUBSEQUENT EVENTS
     Effective January 1, 2010, we amended and restated the Plan to incorporate into the Plan document prior amendments made to the Plan since its January 1, 2001 restatement, including the amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and other desired amendments, and to incorporate the amendments required or permitted by the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.
     In February 2010, participants of the Plan were notified of changes to the investment options available through the Diamond Offshore 401(k) Plan effective February 26, 2010. We periodically review the options available through the Plan to continue to help participants meet their financial goals and investment objectives.

DIAMOND OFFSHORE 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2009

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Managed Income Portfolio II	common/collective trust	**	$80,176,357
	Dodge & Cox Stock Fund	mutual fund	**	26,156,796
*	Fidelity Growth Company Fund	mutual fund	**	28,063,283
*	Fidelity Dividend Growth Fund	mutual fund	**	13,756,925
*	Fidelity Low-Priced Stock Fund	mutual fund	**	6,666,019
*	Fidelity Mid-Cap Stock Fund	mutual fund	**	6,944,517
	Lord Abbett Mid-Cap Value Fund – Class P	mutual fund	**	2,026,477
	ABF Small-Cap Value – Class PA	mutual fund	**	2,851,565
	Managers Special Equity Fund	mutual fund	**	763,670
	PIMCO Total Return Fund – Institutional	mutual fund	**	21,186,503
	American Funds – Euro-Pacific Growth Fund – Class R5	mutual fund	**	18,215,927
	Templeton Growth Fund – Class Adv	mutual fund	**	2,084,822
	Spartan U.S. Equity Index Fund	mutual fund	**	5,207,050
	American Funds – American Growth Fund – Class R5	mutual fund	**	4,079,521
*	Fidelity U.S. Treasury Money Market Fund	money market mutual fund	**	1,602,143
*	Fidelity Freedom Income Fund	mutual fund	**	386,555
*	Fidelity Freedom 2000 Fund	mutual fund	**	813,362
*	Fidelity Freedom 2005 Fund	mutual fund	**	81,865
*	Fidelity Freedom 2010 Fund	mutual fund	**	2,293,269
*	Fidelity Freedom 2015 Fund	mutual fund	**	4,717,897
*	Fidelity Freedom 2020 Fund	mutual fund	**	10,985,507
*	Fidelity Freedom 2025 Fund	mutual fund	**	3,630,739
*	Fidelity Freedom 2030 Fund	mutual fund	**	5,819,872
*	Fidelity Freedom 2035 Fund	mutual fund	**	3,201,189
*	Fidelity Freedom 2040 Fund	mutual fund	**	6,970,645
*	Fidelity Freedom 2045 Fund	mutual fund	**	3,781,316
*	Fidelity Freedom 2050 Fund	mutual fund	**	3,963,975
*	Diamond Offshore Drilling, Inc.	common stock, par value $0.01	**	19,431,768
*	Participant loans	Loans at interest rates 4.25% to 10.25% maturing January 2010 through July 2019		12,428,083
	Total Investments			$298,287,617

*	Party-in-interest.

**	Cost information not provided as investments are participant-directed.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned.

Date: June 29, 2010	DIAMOND OFFSHORE 401(k) PLAN
	By:	/s/ Robert L. Charles
		Name:	Robert L. Charles
		Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.